

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

February 2, 2010

Mr. Peter Sanchez
Chief Financial Officer
Atrisco Oil & Gas, LLC
1730 Montano Rd., N.W., Suite B
Albuquerque, New Mexico 87107

> **Re: Atrisco Oil & Gas, LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed April 14, 2009**
> **Response Letter Dated January 15, 2010**
> **File No. 0-52246**

Dear Mr. Sanchez:

We issued comments to you on the above captioned filing on December 22, 2009. In your response letter dated January 15, 2010, you indicated you do not intend to continue to fulfill your reporting obligation under Rule 13a-13 of Regulation 13A.

We are not in a position to agree with your analysis and remind you of your continued reporting obligation under Regulation 13A. We will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Tracie Towner at 202-551-3744 or Mark Wojciechowski at 202-551-3759 if you have any questions.

Sincerely,

H. Roger Schwall
Assistant Director